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SUPPLEMENT
(TO OFFER TO PURCHASE DATED MAY 13, 1999)


                             AIMCO PROPERTIES, L.P.

                        Increase in Offer Consideration
                                  relating to
         the offer to acquire units of limited partnership interest in
                CONSOLIDATED CAPITAL INSTITUTIONAL PROPERTIES/2
                          in exchange for $54 in Cash


         Pursuant to an Offer to Purchase, dated May 13, 1999, we have offered to acquire units of limited partnership interest in your partnership. Recently, we have decided to increase our offer price per unit to $54.




                                 June 11, 1999